UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                    United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Press Release No. 1/2012: PETRÓLEOS MEXICANOS

Date: January 6, 2012

MEXICO, D.F.

The Board of Directors of Pemex unanimously supports the director general in his efforts to continue strengthening the relationship with Repsol and other shareholders of the company

In a meeting held today, the Board of Directors of Petróleos Mexicanos (PEMEX), which holds an interest in 9.5% of the shares of Repsol, unanimously recommended, with the favorable opinion of the Strategy and Investment Committee, the following:

•	Continuing to normalize the relationship with the other shareholders of Repsol, as well as the management of the aforementioned Spanish company.

•	Holding meetings with Repsol in order to, if an agreement is reached that is favorable to PEMEX's interests, establish long-term collaboration agreements that grant benefits to both companies.

•	Deciding the most appropriate shareholding level of Pemex in Repsol.

Going forward, the relevant committees of the Board shall be kept informed by the chairpersons of the Strategy and Investment Committee and the Audit and Performance Evaluation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: January 12, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.